# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Optimum Communications, Inc., CIK 0001702780
CUSIP: 02156K103, 02156K202
Title of class of securities: Class A Common Stock, $0.01 par value per share ("Class A Common Stock"), Class B Common Stock, $0.01 par value per share ("Class B Common Stock")
Address of issuer's principal executive offices: 1 Court Square West, Long Island City, New York (NY), 11101
Date of event which requires filing of this statement: 05/29/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001709689

## Reporting persons
- Patrick Drahi: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 111,599,888; sole dispositive power 0; shared dispositive power 111,599,888; aggregate amount beneficially owned 111,599,888 (27.6% of the class)
  Comment: The Foregoing Reporting Person Sheet Refers To the Class A Common Stock of the Issuer Beneficially Owned by the Reporting Person.
  
  1) Includes (i) 108,731,066 shares of Class A Common Stock issuable upon conversion of 108,731,066 shares of Class B Common Stock held by Next Alt S.a r.l. ("Next Alt"). Next Alt is a Luxembourg Societe a Responsabilite Limitee that is controlled by Patrick Drahi; and (ii) 2,868,822 shares of Class A common stock issuable upon exercise of presently exercisable options to purchase Class A Common Stock held by UpperNext S.C.S.p. ("Uppernext"), a wholly controlled personal holding company of Patrick Drahi. Each share of Class B common stock is convertible at any time upon written notice of the holder into one share of Class A Common Stock. Mr. Drahi is a director of the Issuer, and Next Alt is a party to a stockholders agreement with the Issuer pursuant to which it has certain rights to appoint directors of the Issuer.
  
  2) This percentage is calculated based upon (i) information set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2026, according to which there were 293,263,749 shares of Class A Common Stock outstanding as of March 31, 2026, plus (ii) the 108,731,066 shares of Class A Common Stock underlying the shares of Class B Common Stock deemed to be held by the Reporting Person , plus (iii) 2,868,822 shares of Class A Common Stock issuable upon exercise of presently exercisable options deemed to be held by the Reporting Person.
- Patrick Drahi: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 108,731,066; sole dispositive power 0; shared dispositive power 108,731,066; aggregate amount beneficially owned 108,731,066 (99.9% of the class)
  Comment: The Foregoing Reporting Person Sheet Refers To the Class B Common Stock of the Issuer Beneficially Owned by the Reporting Person.
  
  1) Includes 108,731,066 shares of Class B Common Stock held by Next Alt S.a r.l. ("Next Alt"). Next Alt is a Luxembourg Societe a Responsabilite Limitee that is controlled by Patrick Drahi. Each share of Class B common stock is convertible at any time upon written notice of the holder into one share of Class A Common Stock. Mr. Drahi is a director of the Issuer, and Next Alt is a party to a stockholders agreement with the Issuer pursuant to which it has certain rights to appoint directors of the Issuer.
  
  2) This percentage is calculated based upon (i) information set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2026, according to which there were 183,019,308 shares of Class B Common Stock outstanding as of March 31, 2026, minus (ii) 74,153,348 shares of Class B Common Stock exchanged with a subsidiary of the Issuer for preferred units in such subsidiary on May 29, 2026.

## Item 1. Issuer
Name of issuer: Optimum Communications, Inc.
Address of issuer's principal executive offices: 1 Court Square West Long Island City, NY 11101

## Item 2. Person Filing
Name of person filing: Patrick Drahi (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address for the Reporting Person is 14 rue Robert Stumper, L 2557 Luxembourg, Grand Duchy of Luxembourg.
Citizenship: Please refer to Row 4 of the cover sheet for the Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Row 9 on the attached cover pages and footnotes.
Percent of class: See the responses to Row 11 on the attached cover pages and footnotes.
Sole power to vote or to direct the vote: See the responses to Row 5 on the attached cover pages and footnotes.
Shared power to vote or to direct the vote: See the responses to Row 6 on the attached cover pages and footnotes.
Sole power to dispose or to direct the disposition: See the responses to Row 7 on the attached cover pages and footnotes.
Shared power to dispose or to direct the disposition: See the responses to Row 8 on the attached cover pages and footnotes.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 24.1 - Power of Attorney

## Signatures
- Patrick Drahi: /s/ Armelle Koelf, Armelle Koelf, Attorney-in-fact for Patrick Drahi (06/02/2026)
- Patrick Drahi: /s/ Armelle Koelf, Armelle Koelf, Attorney-in-fact for Patrick Drahi (06/02/2026)
Comment: Pursuant to the Power of Attorney, attached hereto as Exhibit 24.1, the Reporting Person designated Armelle Koelf as attorney-in-fact.